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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CLC HEALTHCARE, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

50217R 10 4

(Cusip Number)

Herbert F. Kozlov
Reed Smith LLP
599 Lexington Avenue
New York, New York 10022-7650
(212) 521-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50217R 10 4			Page 2 of 4

1.	Name of Reporting Person: Andre C. Dimitriadis		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: -0- shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 5 amends and supplements the Statement on Schedule 13D, as previously amended (“Schedule 13D”), relating to the common stock of CLC Healthcare, Inc., previously jointly filed by LTC Properties, Inc., a Maryland corporation (“Properties”) and Mr. Andre C. Dimitriadis (“Mr. Dimitriadis”) Amendment No. 4 reported that Properties had sold all of its owned shares of common stock of the Company. Terms used herein and not defined in this Amendment have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

     Mr. Dimitriadis disclaims membership in a group.

     Items 1, 2, 4, and 5 of the Schedule 13D are hereby amended to add the following information:

Item 1.   Security and Issuer

     According to the Issuer’s Proxy Statement on Form 14A filed with the Securities and Exchange Commission on October 20, 2003, the correct address of the principal executive offices of the Issuer is 7610 Stemmons Fwy N. Suite 500, Dallas, Texas 75247.

Item 2.   Identity and Background

     (a)   This statement is being filed by Mr. Dimitriadis.

     (b)   Mr. Dimitriadis’ business address is 22917 Pacific Coast Hwy, Suite 350 Malibu, California 90265.

     (c)   Mr. Dimitriadis’ current principal occupation is Chief Executive Officer of Properties. The current principal address of Properties is 22917 Pacific Coast Hwy, Suite 350 Malibu, California 90265.

     (d)   During the last five years, Mr. Dimitriadis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   During the last five years, Mr. Dimitriadis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)   Mr. Dimitriadis is a United States citizen.

Item 4.   Purpose of Transaction

     As the result of a merger among the Issuer, Center Healthcare, Inc. and CHMS, Inc. on or about November 12, 2003, Mr. Dimitriadis received the merger consideration of $1.00 per share in exchange for his previously owned 270,278 shares of Issuer’s common stock.

Item 5.   Interest in Securities of the Issuer

     As of the date hereof, Mr. Dimitriadis owns zero shares of the Issuer’s common stock.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2003	/s/ Andre C. Dimitriadis

Andre C. Dimitriadis